QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2005

001-14832
(Commission File Number)

CELESTICA INC.
(Translation of registrant's name into English)

1150 Eglinton Avenue East
Toronto, Ontario
Canada, M3C 1H7
(416) 448-5800
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Celestica Inc.
Form 6-K
Month of January 2005

        The following information filed with this Form 6-K shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing:

  •
  Celestica Inc.'s letter to holders of Subordinate Voting Shares of Celestica Inc., dated January 18, 2004.

  •
  Celestica Inc.'s letter to holders of Subordinate Voting Shares of Celestica Inc. under the Celestica Employee Share Ownership Plan, dated January 18, 2004.

Exhibits

99.1	—	Letter to Holders of Subordinate Voting Shares
99.2	—	Letter to Holders of Subordinate Voting Shares under the Celestica Employee Share Ownership Plan

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: January 24, 2005
	By:	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Chief Legal Officer

EXHIBIT INDEX

99.1	—	Letter to Holders of Subordinate Voting Shares
99.2	—	Letter to Holders of Subordinate Voting Shares under the Celestica Employee Share Ownership Plan

QuickLinks

CELESTICA INC. FORM 6–K – Month of January 2005
SIGNATURES
EXHIBIT INDEX